2022

_Reference Form



Itaú Unibanco Holding S.A.

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2022

(in accordance with Attachment C to CVM Resolution No 80 of March 29, 2022 "CVM Resolution No 80", as amended)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer").
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Investor Relations Office	The Investor Relations department is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Metrô, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. The Group Head of Investor Relations is Mr. Renato Lulia Jacob. The Investor Relations Department's telephone number is (0xx11) 2794-3547, fax number is +55 11 5019-8717, and email is ri@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended 12/31/2022, 12/31/2021 and 12/31/2020.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Newspapers from which the Company discloses Information	O Estado de São Paulo newspaper.
Website	http://www.itau.com.br/relacoes-com-investidores
Last update of this Reference Form	11/13/2023

Historical resubmission

Version	Reasons for resubmission	Date of update
V2	Updated items: 1.12, 2.4, 4.1, 7.3 and 7.4	07/19/2023
V3	Updated items: 1.12, 2.4, 3.1, 3.2, 6.1, 6.2, 6.3, 6.4, 6.5, 6.6, 7.5, 7.8, 11.2	08/07/2023
V4	Updated items: 2.4, 7.3 and 7.8	08/31/2023
V5	Updated items: 7.3 and 7.8	10/11/2023
V6	Updated items: 3.1, 3.2, 7.3 e 7.4	11/06/2023
V7	Updated item 2.4	11/13/2023

2.4. Executive officers should comment on the material effects that the events below may have caused or may cause in the future on the issuer's financial statements and results:

a) Introduction or disposal of operating segments

Disclosure of results by segment

The current business segments of Itaú Unibanco are described below:

Retail Banking: Retail Banking offers products and services to both account and non-account holders, including: personal credit, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, insurance, private pension plan and premium bonds, among others. Account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) very small and small companies.

Wholesale Banking: Wholesale banking includes: i) Itaú BBA's operations, the unit responsible for business with large companies and investment banking operations; (ii) the operations of our foreign units; (iii) Itaú Asset Management, a business specialized in fund management; and (iv) products and services offered to high net worth clients (Private Banking), middle-market companies, and institutional clients.

Activities with the Market + Corporation: It includes: (i) results of capital surplus, subordinated debt surplus and net balance of tax credits and debits; (ii) the financial margin with the market; (iii) treasury operating costs; and (iv) equity in earnings of companies not associated with either retail banking or wholesale banking.

b) incorporation, acquisition or disposal of equity interest

BANCO ITAÚ ARGENTINA. On November 3, 2023, in accordance with the announcement to the market, Itaú Unibanco Holding S.A. ("IUH") informed that, after the authorization of the Central Bank of the Republic of Argentina, it completed, through its associates, the transaction for the sale of the totality of its shares held in Banco Itaú Argentina S.A. and its subsidiaries, to Banco Macro S.A. ("Macro"), as announced in the material fact disclosed on August 23, 2023. At the time, IUH received from Macro the amount of US$50 million for the completion of the transaction. IUH also submitted to the approvals of regulatory agencies in Argentina and Brazil a request for the opening of a representation office in Argentina, which has already been granted by the Central Bank of Brazil and is still under the analysis of the Argentine authority.

Banco Itaú Chile (formerly named Itaú CorpBanca). As disclosed in the Announcement to the Market, on July 15, 2022 Itaú Unibanco Holding S.A. ("IUH") received shares, through its affiliates, issued by Banco Itaú Chile (formerly named Itaú CorpBanca) within the scope of the debt restructuring of the Corp Group's companies, as approved by the court-supervised reorganization proceeding in the United States . Accordingly, equity interest increased to 65.62% from 55.96% of Banco Itaú Chile's total voting capital.

On March 2, 2023, according to a Material Fact disclosed, the Board of Directors of IUH approved the engagement of advisors to initiate the work related to the intention to carry out a voluntary public offering for the acquisition, by Itaú Unibanco or its affiliates, of up to all of the outstanding shares issued by Banco Itaú Chile, including those in the form of American Depositary Shares ("ADSs"), which corresponded to up to 34.38% of the total voting share capital of Banco Itaú Chile. According to the Announcement to the Market released on July 10, 2023, holders of 2,122,994 shares and 554,650 ADSs, of Banco Itaú Chile and representing approximately 1.07% of its total capital stock, have tendered their Shares in the voluntary tender offer held concurrently in Chile and in the United States between June 6, 2023 and July 5, 2023 ("Tender Offers"). After the settlement of the Tender Offers, which took place on July 13, 2023 ("Settlement Date"), the IUH now holds, directly or indirectly, Shares representing 66.69% of Banco Itaú Chile's total capital stock. The stockholders adhering to the Offers received the total amount of 19,616,957,314.85 Chilean pesos.

AVENUE. According to the Material Fact disclosed on July 8, 2022, Itaú Unibanco S.A., through itself and its controlled companies, announced the purchase and sale of shares with Avenue Controle Cayman Ltd and other selling stockholders, for the purchase of the controlling interest in Avenue Holding Cayman Ltd ("Avenue"). After regulatory approvals, Itaú Unibanco will initially acquire 35.0% of Avenue's total voting capital, through a capital contribution of R$160 million and the secondary acquisition of shares, which total on the aggregate approximately R$493 million. After two years of the closing date of this first tranche, Itaú Unibanco will acquire an additional stake of 15.1% for an amount to be determined based on a predefined multiple of adjusted revenues, achieving the control with 50.1% of total voting capital. After five years of the closing date of the first tranche, Itaú Unibanco will be able to exercise a call option for the remaining equity interest held by Avenue's current stockholders. Avenue holds a U.S. digital securities broker, established four years ago to widen the access of Brazilian investors to the international market. It currently has over 229,000 active clients, 492,000 enabled accounts and approximately R$6.4 billion under custody. This transaction strengthens Itaú Unibanco's strategy of setting up an investment ecosystem that prioritizes customer satisfaction by providing products and services through the channels most suitable for each client profile. Avenue's business will continue to be managed and run separately from Itaú Unibanco, which, in turn, will become one of the institutions to make Avenue's services available to its clients abroad. The completion of this transaction is subject to approval from the applicable regulatory bodies.

TOTVS. On April 12, 2022, through Itaú Unibanco S.A. ("ITAÚ"), we entered into, with TOTVS S.A. ("TOTVS"), a Partnership and Investment Agreement and Other Covenants ("Investment Agreement") for the creation of a partnership to be developed through a company initially named TOTVS Techfin S.A. ("Company"), which will be the outlet to be used to implement a partnership for the distribution and expansion of financial services integrated into TOTVS's management systems with a focus on corporate clients and their corresponding supply chain, clients and employees. The transaction was consummated on July 31, 2023, so that ITAÚ became the holder of 50% of the Company's total voting capital, while TOTVS will hold the remaining 50%. Each stockholder has the right to nominate half of the members of the Board of Directors and the Board of Officers, who will have equal composition, as well as other rights and obligations provided for in the stockholders' agreement to be executed on the transaction date. In consideration of this equity interest in capital stock, ITAÚ disbursed R$610 million, broken down into primary contribution of two hundred million reais (R$200,000,000.00) paid to the Company and a secondary installment of four hundred and ten million reais (R$410,000,000.00) paid to TOTVS. After five years of the completion of the operation provided for in the Investment Agreement, Itaú Unibanco Holding may pay TOTVS up to R$450 million as a complementary price (earn-out) if the Company achieves certain targets aligned with its growth and performance goals. Additionally, ITAÚ will contribute to funding current and future operations, as well as provide its expertise in credit and development of new products. Meanwhile, TOTVS will contribute with assets of its current TECHFIN operation. The operation will create a company that will merge technology and financial solutions, adding the supplementary expertise of stockholders to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS. The combination of the capabilities of ITAÚ and TOTVS will also enable the Company to explore new opportunities in a customized and contextualized manner, anticipating clients' needs, and already aligned with the strategy and evolutions of the market arising from Open Finance to companies. Additionally, this partnership strengthens the leading position of ITAÚ and TOTVS in digital transformation and evolution of the financial industry.

IDEAL. According to the Material Fact disclosed on January 13, 2022, we entered into an Agreement for the Investment, Purchase and Sale of Shares and Other Covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others ("Sellers") for the acquisition of the controlling interest in Ideal Holding Financeira S.A. and, indirectly, of its wholly-owned subsidiary Ideal Corretora de Títulos e Valores Mobiliários S.A. ("Ideal"). This purchase will be carried out in two tranches over five years. In the first tranche, Itaú Unibanco will purchase 50.1% of Ideal's voting capital, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$650 million (adjusted by interbank deposit certificate (CDI) from execution to

termination date), then becoming the holder of the company's control. In the second tranche, five years on, Itaú Unibanco will be able to exercise the right to buy the remaining share (49.9%) of Ideal's capital stock. This transaction strengthens Itaú Unibanco's investment ecosystem and will enable (i) notably to have Ideal's professionals' talent and expertise, renowned for their skill to innovate in this industry, (ii) the offer of financial products and services ("broker as a service") under a B2B2C model through a white label platform, (iii) the potential expeditious entry of independent investment agents into the market, and (iv) the improved distribution of investment products to individual clients. Ideal's business will be managed and run independently from Itaú Unibanco. Against this backdrop, Ideal will continue to provide services to its clients and Itaú Unibanco will not be its exclusive service provider.

XP INVESTIMENTOS On May 11, 2017, we entered into a Share Purchase Agreement, as amended, with XP Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others, to acquire 49.9% of total capital stock (of which 30.06% of common shares) of XP Investimentos S.A., a holding company that consolidates all XP group's investments, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. In the first tranche ("First Tranche"), through a capital increase of R$600 million and acquisition of shares issued by XP Investimentos S.A held by Sellers for R$5.7 billion, with such amounts subject to contractual adjustments. The value attributed to 100% of total capital stock of XP Investimentos S.A. (before the First Tranche) was approximately R$12 billion. In August 2018, we closed the First Tranche and Itaú Unibanco S.A., together with some of the Sellers, entered into a stockholders' agreement containing, among others, provisions with respect to Itaú Unibanco S.A.'s rights as a minority stockholder of XP Investimentos S.A., including its right to nominate two of the seven members of the board of directors of XP Investimentos S.A. On November 29, 2019, there was a corporate restructuring of XP Investimentos S.A., in which stockholders of XP Investimentos S.A., including Itaú Unibanco, exchanged their shares in XP Investimentos S.A., a company headquartered in Brazil, for Class A common shares and Class B common shares in XP Inc., a company headquartered in the Cayman Islands, remaining with their equity interests in total capital. Each Class A common share entitles its holders to one vote and each Class B common share entitles its holders to ten votes at all stockholders' resolutions of XP Inc. As a result of the aforementioned exchange of shares, XP Inc. issued 792,861,320 Class A common shares and 223,595,962 Class B common shares to Itaú Unibanco, which accounted for 49.9% of total capital and 30.06% of the voting capital of XP Inc. XP Inc. became the sole stockholder of XP Investimentos S.A., owning 100% of its total voting capital. Subsequently, on November 30, 2019, XP Inc. carried out a reverse split of one share for each four shares and, as a result, the number of shares held by Itaú Unibanco was adjusted to 198,215,329 Class A common shares and 55,898,991 Class B common shares. In December 2019, XP Inc., a company in which we held 49.9% of capital stock, completed its initial primary offer (IPO) and listing on Nasdaq. We did not sell XP Inc. shares in such offer. Immediately after the completion of the IPO, we became the holders of 46.05% of XP Inc.'s capital stock. Also on November 29, 2019, the stockholders of XP Inc. entered into a stockholders' agreement basically similar to the one existing for XP Investimentos S.A. XP Inc. has a board of directors composed of 13 members, of whom XP Controle A Participações S.A. nominated seven members, we nominated two, General Atlantic (XP) Bermuda, LP (successor to G.A. Brasil IV Fundo de Investimento em Participações) nominated one, and the three remaining members are independent members. These independent members also sit on XP Inc.'s audit committee, which is composed of three members nominated as follows: we nominated two members, and XP Controle Participações SA nominated one member to the audit committee. On November 26, 2020, we announced that the Board of Directors approved the partial spin-off of the investment in XP Inc. into a new company (XPart S.A.). In December 2020, XP Inc. held a follow-on on Nasdaq, through which we sold approximately 4.51% of our equity interests in XP Inc.'s capital. Concurrently to these sales, XP Inc. issued new shares, which resulted in the dilution of our stake to 41% of its capital stock. The Extraordinary General Stockholders' Meeting (ESM) held on January 31, 2021 resolved on a corporate restructuring aimed to segregate the business line represented by the interest in XP Inc's capital into XPart S.A., a company incorporated with part of the investment owned by us in XP Inc. and cash worth R$10 million. With the segregation of

the business line represented by our investment in XP Inc. into a new company (XPart SA), our stockholders became entitled to equity interest in XPart SA in the same number, type and proportion of the shares they hold in Itaú Unibanco Holding, as disclosed in the Material Fact of December 31, 2020. Therefore, the main benefit of this transaction was the value creation for our stockholders. The completion of this transaction was subject to the regulatory approval to be obtained by our controlling stockholders. On May 28, 2021, the approval from the Federal Reserve Board ("Fed") was obtained, effective on May 31, 2021, the date in which the legal and accounting segregation of Itaú Unibanco Holding and XPart came into force. XP Inc's capital stock held by XPart S.A. increased to 40.52% totaling R$9,371 million as of December 31, 2020. On July 27, 2021, the transaction was approved by the Central Bank of Brazil, and on that same date, XPart S.A.'s articles of association were registered before the São Paulo State's Board of Trade (JUCESP). XP Inc. had expressed its interest in merging XPart and, accordingly, XP Inc. and Itaúsa S.A. announced to the market on May 28, 2021 that they had reached a final understanding regarding the merger, to be resolved on general stockholders' meetings of XP Inc. and XPart. The merger was approved by both the stockholders of XPart and of XP, at their corresponding General Stockholders' Meetings held on October 1, 2021, and as a result the shares issued by Itaú Unibanco and the American Depositary Receipts (ADRs) of Itaú Unibanco, which were being traded with the right to receive securities issued by XPart until the closing of the trading session of October 1, 2021, granted the right for the receipt of (a) Class A shares issued by XP Inc. for the Company's controlling stockholders, IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A., and the holders of ADRs; and (b) Level I sponsored Brazilian Depositary Receipts (BDRs), backed by Class A XP shares for the remaining stockholders of XPart. The Bank of New York, the depositary bank for Itaú Unibanco's ADRs, suspended the issue and cancellation of these securities as from the closing of the trading session on September 28, 2021 to the opening of the October 6, 2021 trading session, so that it would be possible to roll out the delivery of XP's Class A shares to holders of Itaú Unibanco ADRs, due to the approval of the merger. During that period, the holders of Itaú Unibanco ADRs could not receive the Itaú Unibanco shares underlying the ADRs, nor could holders of Itaú Unibanco preferred shares deposit their shares in order to receive ADRs. However, the closing of the issuance and cancellation books did not affect the trading in Itaú Unibanco ADRs, which continued to take place normally during that period. Information on the exercise of the right of dissent and appraisal in connection with XPart shares, due to the merger into XP, can be found at the General Stockholders' Meeting Manual. This right does not extend to holders of Itaú Unibanco ADRs. According to the purchase agreement entered into in 2017, on April 29, 2022 we acquired an additional stake corresponding to approximately 11.36% of XP Inc.'s capital stock, after obtaining applicable regulatory approvals. On June 7, 2022, we completed the sale of an 1.21% interest equity in XP Inc.'s total capital stock for US$153.7 million. On that same date, we entered into a share purchase and sale agreement with XP Inc. aimed at disposing of an additional 0.19% of the total capital stock of XP Inc., with such sale completed on June 9, 2022. Immediately after these disposals, we remained with an equity interest of approximately 9.96% in XP Inc's total capital stock. On April 5, 2023, XP Inc. announced to the market the cancellation of 31,267,095 Class A Shares held in treasury and, accordingly, our equity interest in XP Inc's total capital stock totaled 10.54%.

c. unusual events or operations

In addition to the items underlined in item 2.4 b hereof, we highlight the following unusual events:

In line with IFRS accounting criteria, there were no unusual events in 2022.

In line with BRGAAP accounting criteria, the non-recurring regulatory effects net of tax effects were as follows:

In 2022:

(i) proceeds of the partial sale of equity interest in XP Inc. in the amount of R$ (123) million, (ii) voluntary severance program in the amount of R$ (757) million; and (iii) corporate restructuring of the Interbank Payment Chamber (CIP) in the amount of R$ 239 million.